Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
General Dynamics Corporation:

We consent to incorporation by reference in the previously filed registration statements (Nos. 33-23448, 2-23904, 2-24270, 33-42799, 333-26571, 333-74574, 333-77024, 333-80213-01, 333-101634, 333-103607, and 333-104293) on Forms S-8 and S-4 of General Dynamics Corporation of our report dated June 20, 2003, relating to the statement of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2002 Form 11-K of the General Dynamics Corporation Savings and Stock Investment Plan.

/s/ KPMG LLP

McLean, VA
June 27, 2003